UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into Material Definitive Agreement; Completion of Additional Closing

As previously announced, on May 4, 2026, JIADE LIMITED, a company incorporated under the laws of the Cayman Islands (the “Company”), entered into a certain securities purchase agreement (the “Securities Purchase Agreement”) with each of certain purchasers (each, a “Purchaser,” and collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, each Purchaser agreed to purchase, and the Company agreed to issue and sell to the Purchasers, an aggregate of 50,000,000 Class A ordinary shares of the Company, subject to adjustments for forward and reverse stock splits, recapitalizations, stock dividends and the like after the date of the Securities Purchase Agreement (the “Shares”), at a purchase price of $0.24 per share, for an aggregate purchase price of $12,000,000. The Securities Purchase Agreement provided for an initial closing of $3,360,000 of the Company’s Class A ordinary shares, which closing occurred on May 7, 2026 (the “Initial Closing”), and an additional closing of $8,640,000 of the Company’s Class A ordinary shares on a date to be determined by the Company but no later than June 30, 2026 (the “Additional Closing”), subject to the satisfaction of customary and other closing conditions. In addition to the customary closing conditions, the Securities Purchase Agreement conditioned the Additional Closing upon the Company effectuating a share consolidation and adopting its Third Amended and Restated Memorandum and Articles of Association, the fulfillment of which additional conditions were announced in the Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 27, 2026.

On June 1, 2026, the Additional Closing occurred and the Company will issue 3,600,000 Class A ordinary shares (the “Additional Closing Shares”) upon the confirmed receipt of $8,640,000 in gross proceeds from the Purchasers, before deducting offering expenses. The Additional Closing Shares are being issued at a purchase price of $2.40 per share, reflecting the Company’s 10-for-1 share consolidation effected on June 1, 2026.

The Additional Closing Shares were offered under the Company’s registration statement on Form F-3 (File No. 333-292574), initially filed with the Commission on January 5, 2026, and declared effective on January 13, 2026 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with the sale of the Additional Closing Shares was filed with the Commission on June 1, 2026. The Securities Purchase Agreement, the transactions contemplated thereby, and the issuance of the Shares have been approved by the Company’s board of directors.

For a more complete description of the Securities Purchase Agreement, please refer to the Company’s Current Report on Form 6-K filed with the Commission on May 7, 2026. The foregoing description of the Securities Purchase Agreement and the Additional Closing is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement, which was filed as Exhibit 10.1 thereto.

This current report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-292574), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
5.1	Opinion of Maples and Calder (Hong Kong) LLP
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
99.1	Press Release, dated June 1, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JIADE LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Co-Chief Executive Officer

Date: June 1, 2026

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